UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

21 June 2010

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 6,

Telecom House

8 Hereford Street

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Sue Sheldon appointed as independent Telecom director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 21 June 2010	By:	/S/ CRAIG MULHOLLAND
	Name:	Craig Mulholland
	Title:	Group Company Secretary

MEDIA RELEASE 21 June, 2010

Sue Sheldon appointed as independent Telecom director

Telecom New Zealand has today announced that professional company director Sue Sheldon has been appointed as an independent director.

Sue is based in Christchurch, New Zealand, and also sits on the boards of several other high profile NZX-listed companies, including Freightways and Contact Energy, along with holding a directorship of the Reserve Bank of New Zealand.

“Sue is well known throughout New Zealand and Australia and has an impressive record of directorships with successful businesses, from the state sector through to the commercial sector, from small to large,” said Wayne Boyd, chairman, Telecom New Zealand. “She brings renowned governance expertise, focusing on finance, strategy and risk management. Sue will be resolutely independent and committed to Telecom and New Zealand as a whole.”

“New Zealand Shareholders’ Association proposed to us that we consider Sue Sheldon, and we thought Sue would bring a range of additional skills that would complement the board at this time of exceptional change for Telecom. We thank the NZSA for its valuable contribution,” Mr Boyd said.

Prior to moving into the professional director role, Sue practiced as a chartered accountant. She is a former president of the New Zealand Institute of Chartered Accountants and was made a Companion of the New Zealand Order of Merit in the Queen’s Birthday Honours List in 2007 for services to business.

“Telecom is one of New Zealand’s most important companies and its success is critical to the success of New Zealand as a whole,” said Sue Sheldon. “I am delighted to be able to contribute my skills and experience as the company continues its transformation, delivers its turnaround and gets ready for Ultra Fast Broadband.”

The Telecom board has determined that Sue Sheldon is independent in accordance with the requirements of the NZX listing rules and Telecom Board Charter.

Sue will take up her directorship from today.

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For more information, please call:

Ian Bonnar, Telecom media relations, +64 (0)27 215 7564